Norske Skog

PRESS RELEASE

Norske Skog in first half-year:

Results influenced by strong Norwegian krone

Norske Skog's first half year operating earnings was NOK 1,162 million. Pre-tax earnings was NOK 920 million and earnings per share was NOK 4.58. The strong Norwegian krone against the euro and US dollar, reinforces the negative impact the international recession is having on operating earnings. To counter this as much as possible, the company is maintaining its vigorous drive for greater efficiency.

In the first half of 2001 Norske Skog's operating revenue was NOK 16,796 million, operating earnings was NOK 2,956 million, pre-tax earnings was NOK 2,223 and earnings per share was NOK 12.22. The consolidated Group accounts for the first half-year 2001 included substantial minorities.

Since the second half of 2001, publication paper markets have seen reduced demand and lower prices. Globally, the picture is somewhat mixed, with reasonably stable, satisfactory activity in Australasia and in some markets in Asia, while activity remains weak in the other regions. At the end of the half-year there was still no improvement of any significance, and Norske Skog expects substantial weaker net earnings in the second half-year 2002, due to the strong Norwegian krone.

Norske Skog cannot, today, see clear signs of an upturn for the company's products on the most important markets. For newsprint, developments during the second half-year will largely depend on activity in the North American market. Higher economic growth in the US and Europe could maintain demand for magazine paper and improve market balance for LWC magazine paper.

"Norske Skog has an efficient structure, after two years of both strong growth, and portfolio organisation. The goal of becoming a global player, with full concentration on the core area of publication paper, has been achieved. The company proceeds actively to counterweigh the down-turn in the markets. We are now lowering costs and strengthening competitiveness by:

- Streamlining operations
- Extracting synergy gains
- Reducing costs to match the reduction in revenue
- Adaptation of the organisation, transfer of know-how and exchanges of best practice.

dlw 8/21

"We will emphasize exploiting our structure and implementing common programmes that teach us to give priority to the most essential things, in order to deliver results on the bottom line," says CEO Jan Reinås.

The Group is on schedule with its improvement programme, which aims to reduce costs by NOK 700 million during 2002. The integration of the two European publication paper mills, Walsum and Parenco, which were taken over in December last year, is also going according to plan. The target for total synergy and improvement gains has been lifted from euro 45 million, being the original estimate, to euro 80 million, on an annual basis, during the period 2002-2004.

Norske Skog's operating revenue in the first half-year was NOK 11,574 million (NOK 16,796 million). Net cash flow from operations was NOK 1,859 million (NOK 3,627 million). During the course of the first half-year, net interest-bearing debt was reduced by nearly NOK 2.5 billion. The ratio between net interest-bearing debt and equity capital (gearing) was 1.09. The goal of a gearing of 1 at year-end is unchanged.

Equity capital ratio increased from just over 34%, at the end of last year, to over 38% at the end of the first half-year. Liquidity is ample, with available reserves, including drawing rights, of about NOK 5 billion.

Health and safety
The Group is performing well in the area of health and safety. The mills in Europe reduced injury rates by nearly 40% during the first half-year. The units in Asia and Australasia continue to perform well and have maintained their low level injury rate.

Europe
Demand for newsprint in Europe was 8% lower in the first half-year than in the same period of the record year 2001, while magazine paper demand declined by 2%. Deliveries of both products rose from the first to the second quarter. Prices for newsprint and uncoated (SC) magazine paper were stable, while the price level for coated (LWC) magazine paper is under pressure.

South America
The South American newsprint market showed falling demand and lower prices right up to the end of the first half-year. Deliveries of newsprint to Brazil and Chile were 15% lower in the first half-year than in the same period last year. Both demand and prices now appear to have stabilised at a low level.

Australasia
Australasia is maintaining reasonably satisfactory, stable activity. A stronger Australian dollar has led to somewhat increased competition from suppliers in Asia. In 2000, Norske Skog concluded ten-year agreements with its major customers in Australia and New Zealand. In spite of this Norske Skog Australasia has secured contracts which provide a small increase in its market share in Australia for the second half-year. Exports to Asia have fallen. In accordance with existing long-term agreements covering

deliveries to most customers in Australia, the price of newsprint was reduced by 7% from July 1 this year.

Asia
In Pan Asia lower demand led to production cutbacks and reduced activity during the first half-year. High productivity at the mills, favourable production cost trends and satisfactory demand in core markets yielded good margins and earnings for Pan Asia.

North America
NorskeCanada had negative operating earnings in the first half-year. It is assumed that the North American newsprint market reached its lowest point in June, after a year's continuous decline. Several suppliers have announced price increases from August 1.

Outlook
The market for publication papers remained weak at the end of the first half of 2002. Norske Skog can currently see no signs of demand improvements for its products in its most important markets. This means that weak demand is to be expected in the second half-year.

Norske Skog will continue its priorities and efforts to improve profitability, extract synergies from the Walsum and Parenco acquisition, and focus on reducing debt.

The relatively weak market outlook for the rest of the year, a reduction in Australian newsprint prices, and our expectation of continued strength in the Norwegian krone,. should lead to weaker operating earnings in the second half of 2002 compared to the first half of the year.

Norske Skog expects the fourth quarter to be better than the third. Based on exchange rates at the end of June, the Group does not expect any currency gains in the second half of the year, as these were taken in the first half-year.

Oxenøen, 5 August, 2002

NORSKE SKOG
Corporate Communications

Further information on our web site: www.norske-skog.com

For further comments:
Media:
Director Corporate Communications
Pål Stensaas ,Tel. +47 67 59 93 47 or +47 952 86 006

Finance:
CFO Jan Kildal, + 47 67 59 90 00
Vice President Investor Relations Jarle Langfjæran, + 47 67 59 93 04 or + 47 909 78 434

NORSKE SKOGINDUSTRIER ASA

Profit and loss account

NOK million	Apr-Jun 02	Apr-Jun 01	Jan-Jun 02	Jan-Jun 01	2001
Operating revenue	**5 898**	8 163	**11 574**	16 796	**30 354**
Operating expenses	**-4 430**	-6 033	**-8 705**	-12 129	**-21 935**
Operating Earnings before Depreciation	**1 468**	2 130	**2 869**	4 667	**8 419**
Depreciation and amortisation	**-842**	-854	**-1 707**	-1 711	**-3 323**
Operating Earnings	**626**	1 276	**1 162**	2 956	**5 096**
Earnings from affiliated companies	**-72**	12	**-171**	44	**16**
Financial items	**123**	-368	**-71**	-726	**-1 376**
Other items	**0**	-51	**0**	-51	**158**
Earnings before taxation	**677**	869	**920**	2 223	**3 894**
Taxation	**-211**	-314	**-311**	-739	**-1 234**
Net earnings	**466**	555	**609**	1 484	**2 660**
The minority's share of net earnings	**1**	19	**3**	131	**166**
The majority's share of net earnings	**465**	536	**606**	1 353	**2 494**

Balance sheet

NOK million	30.06.2002	30.06.2001	31.12.2001
Intangible fixed assets	**4 542**	3 472	**4 549**
Operational fixed assets	**33 224**	35 367	**36 889**
Long-term receivables and affiliated companies	**3 055**	2 035	**3 979**
Fixed assets	**40 821**	40 874	**45 417**
Inventory	**2 365**	3 007	**2 172**
Receivables	**3 941**	5 182	**4 525**
Short term investments	**615**	8 462	**1 769**
Liquid assets	**1 039**	1 068	**2 389**
Current assets	**7 960**	17 719	**10 855**
Total assets	**48 781**	58 593	**56 272**
Paid in equity	**8 456**	8 409	**8 404**
Retained earnings	**10 222**	10 663	**10 917**
Shareholders' equity	**18 678**	19 072	**19 321**
Minority interests	**167**	7 700	**205**
Deferred taxes	**2 677**	2 303	**3 174**
Interest-free long-term liabilities and other obligations	**905**	1 246	**1 003**
Interest bearing long-term liabilities	**21 310**	22 108	**25 811**
Interest free current liabilities	**4 333**	4 765	**5 591**
Interest bearing current liabilities	**711**	1 399	**1 167**
Total liabilities and shareholders' equity	48 781	58 593	56 272

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Revenue

NOK million	**Apr-Jun 02**	Apr-Jun 01	**Jan-Jun 02**	Jan-Jun 01	**2001**
Europe					
Newsprint	**1 864**	2 333	**3 721**	4 482	**8 850**
Magazine paper	**1 658**	1 310	**3 149**	2 598	**5 369**
Total Europe	**3 522**	3 643	**6 870**	7 080	**14 219**
North America					
Newsprint	-	1 215	-	2 565	**3 323**
Pulp	-	820	-	1 972	**2 434**
Eliminations	-	-105	-	-236	**-302**
Total North America	-	1 930	-	4 301	**5 455**
South America					
Newsprint	**264**	437	**569**	881	**1 784**
Forests	-	54	-	89	**171**
Eliminations	-	-4	-	-9	**-16**
Total South America	**264**	487	**569**	961	**1 939**
Australasia					
Newsprint	**1 000**	980	**1 954**	1 921	**4 110**
Pulp	-	95	-	460	**458**
Eliminations	-	21	-	-44	**-95**
Total Australasia	**1 000**	1 096	**1 954**	2 337	**4 473**
Asia					
Newsprint	**691**	519	**1 309**	1 114	**2 434**
Other activities					
Other Industry Norway	**163**	244	**342**	526	**930**
Other revenues	**248**	341	**600**	742	**1 389**
Total Other activities	**411**	585	**942**	1 268	**2 319**
Staff/Eliminations	**10**	-97	**-70**	-265	**-485**
Total Group	**5 898**	8 163	**11 574**	16 796	**30 354**

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Earnings before Depreciation

NOK million	**Apr-Jun 02**	Apr-Jun 01	**Jan-Jun 02**	Jan-Jun 01	**2001**
Europe					
Newsprint	**460**	841	**891**	1 622	**3 022**
Magazine paper	**394**	387	**732**	747	**1 433**
Total Europe	**854**	1 228	**1 623**	2 369	**4 455**
North America					
Newsprint	**-**	214	**-**	524	**649**
Pulp	**-**	-72	**-**	124	**133**
Eliminations	**-**	6	**-**	6	**5**
Total North America	**-**	148	**-**	654	**787**
South America					
Newsprint	**45**	188	**143**	378	**744**
Forests	**-**	21	**-**	42	**81**
Eliminations	**-**	-	**-**	-	**-**
Total South America	**45**	209	**143**	420	**825**
Australasia					
Newsprint	**345**	316	**710**	604	**1 250**
Pulp	**-**	30	-	213	**204**
Eliminations	**-**	-6	**-**	-23	**-**
Total Australasia	**345**	340	**710**	794	**1 454**
Asia					
Newsprint	**252**	202	**463**	431	**869**
Other activities					
Pulp	**18**	56	**49**	102	**166**
Other/Eliminations	-	-	**-**	-	**-**
Total other activities	**18**	56	**49**	102	**166**
Staff/Eliminations	**-46**	-53	**-119**	-103	**-137**
Total Group	**1 468**	2 130	**2 869**	4 667	**8 419**

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating earnings

NOK million	**Apr-Jun 02**	Apr-Jun 01	**Jan-Jun 02**	Jan-Jun 01	**2001**
Europe					
Newsprint	**215**	651	**392**	1 248	**2 271**
Magazine paper	**190**	281	**326**	535	**976**
Total Europe	**405**	932	**718**	1 783	**3 247**
North America					
Newsprint	-	109	-	313	**367**
Pulp	-	-146	-	-16	**-43**
Eliminations	-	6	-	6	**5**
Total North America	-	-31	-	303	**329**
South America					
Newsprint	**-27**	109	**-15**	224	**432**
Forests	-	13	-	23	**41**
Eliminations	-	-	-	-	-
Total South America	**-27**	122	**-15**	247	**473**
Australasia					
Newsprint	**174**	149	**367**	277	**563**
Pulp	-	19	-	171	**162**
Eliminations	-	-10	-	-35	-
Total Australasia	**174**	158	**367**	413	**725**
Asia					
Newsprint	**177**	153	**309**	336	**616**
Other activities					
Pulp	**3**	38	**20**	64	**98**
Other/Eliminations	-	-	-	-	-
Total other activities	**3**	38	**20**	64	**98**
Staff/Eliminations	**-106**	-96	**-237**	-190	**-392**
Total Group	**626**	1 276	**1 162**	2 956	**5 096**

NORSKE SKOGINDUSTRIER ASA

Production by Product/Area

(1,000 tonnes)	Apr-Jun 02	Apr-Jun 01	Jan-Jun 02	Jan-Jun 01	2001
Europe					
Newsprint	**505**	459	**950**	925	**1 770**
Magazine paper	**319**	202	**614**	425	**847**
Nord America					
Newsprint	-	202	-	434	**559**
Pulp	-	227	-	423	**526**
South America					
Newsprint	**72**	76	**157**	164	**314**
Australasia					
Newsprint	**206**	205	**414**	419	**817**
Pulp	-	21	-	90	**90**
Asia					
Newsprint	**157**	103	**294**	219	**468**
Other activities					
Newsprint	-	3	-	7	**11**
Pulp	-	-	-	-	-
Norske Skog Total:					
Total Newsprint	**940**	1 048	**1 815**	2 168	**3 939**
Total Magazine paper	**319**	202	**614**	425	**847**
Total printing paper	**1 259**	1 250	**2 429**	2 593	**4 786**
Total Pulp	-	248	-	513	**616**

Quarterly comparison

NOK million	**2Q02**	1Q02	4Q01	3Q01	2Q01	1Q01	4Q00	3Q00	2Q00
Operating revenue	**5 898**	5 676	6 618	6 940	8 163	8 633	9 947	7 489	4 783
Operating earnings before depreciation	**1 468**	1 401	1 731	2 021	2 130	2 537	2 364	1 915	1 217
Depreciation and amortisation	**842**	865	839	773	854	857	884	734	377
Operating earnings	**626**	536	892	1 248	1 276	1 680	1 480	1 181	840
Earnings before taxation	**677**	243	748	923	869	1 354	836	901	865
The majority's share of net earnings	**465**	141	532	628	536	798	554	498	613

Quarterly comparison

NOK million	**2Q02**	1Q02	4Q01	3Q01	2Q01	1Q01	4Q00	3Q00	2Q00
Operating Revenue									
Europe	**3 522**	3 348	3 711	3 428	3 643	3 437	3 651	3 314	3 307
North America	**0**	0	0	1 154	1 930	2 371	2 558	1 599	0
South America	**264**	305	557	421	487	474	574	397	64
Australasia	**1 000**	954	1 074	1 062	1 096	1 241	1 588	1 213	0
Asia	**691**	618	759	561	519	595	719	596	691
Non-core	**411**	531	564	487	585	683	893	788	911
Staff/Eliminations	**10**	-80	-47	-173	-97	-168	-36	-418	-190
Total Operating Revenue	**5 898**	5 676	6 618	6 940	8 163	8 633	9 947	7 489	4 783
Operating earnings before Depreciation									
Europe	**854**	769	900	1 186	1 228	1 141	997	807	806
North America	**0**	0	0	133	148	506	537	300	0
South America	**45**	98	230	175	209	211	238	159	-1
Australasia	**345**	365	309	351	340	454	474	423	0
Asia	**252**	211	248	190	202	229	206	183	182
Other activities	**18**	31	34	30	56	46	23	-18	302
Staff/Eliminations	**-46**	-73	10	-44	-53	-50	-111	61	-72
Total Operating earnings before Depr.	**1 468**	1 401	1 731	2 021	2 130	2 537	2 364	1 915	1 217
Operating earnings									
Europe	**405**	313	562	902	932	851	693	540	512
North America	**0**	0	0	26	-31	334	338	191	0
South America	**-27**	12	136	90	122	125	151	81	-1
Australasia	**174**	193	132	180	158	255	265	280	0
Asia	**177**	132	154	126	153	183	155	135	129
Other activities	**3**	17	19	15	38	26	8	-24	259
Staff/Eliminations	**-106**	-131	-111	-91	-96	-94	-130	-22	-59
Total Operating earnings	**626**	536	892	1 248	1 276	1 680	1 480	1 181	840

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions	Jan-Jun 02	Jan-Jun 01	2001
Net operating margin %	1	**10,0**	17,6	**16,8**
Gross operating margin %	2	**24,8**	27,8	**27,7**
Equity ratio %	3	**38,6**	45,7	**34,7**
Equity ratio excl. minority interests%	4	**38,3**	32,5	**34,3**
Net interest bearing debt		**20 367**	13 976	**22 820**
Net debt/Shareholders' equity incl. minority interests		**1,08**	0,52	**1,17**
Net debt/Shareholders' equity	5	**1,09**	0,73	**1,18**
Earnings per share after taxes		**4,58**	12,22	**20,68**
Earning per share - fully diluted *)	6	**4,58**	12,22	**20,68**
Cash flow per share after taxes		**14,07**	33,23	**58,47**
Cash flow per share - fully diluted *)		**14,07**	33,23	**58,47**

Definitions:

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = (Operating earnings + Ordinary depreciation + Restructuring costs) : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings per share = Net earnings : Average number of shares

6 : Cash flow per share = Net cash flow from operating activities : Average number of shares

*) Net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds

Statement of cash flow

NOK millon	Jan-Jun 02	Jan-Jun 01	2001
Cash flow from operating activities			
Cash generated from operations	**12 129**	17 613	**31 165**
Cash used in operations	**-9 238**	-13 125	**-22 141**
Cash from net financial items	**-440**	-574	**-1 435**
Taxes paid	**-592**	-287	**-537**
Net cash flow from operating activities	**1 859**	3 627	**7 052**
Cash flow from investment activities			
Investments in operational fixed assets	**-543**	-611	**-1 225**
Sales of operational fixed assets	**14**	7	**26**
Other investments	**116**	239	**286**
Dividend received	**0**	-	**4 372**
Net cash from sold shares in subsidiaries	**257**	1 840	**3 075**
Net cash used for acquisition of companies	**-2**	-1 166	**-11 113**
Net cash flow from investment activities	**-158**	309	**-4 579**
Cash flow from financial activities			
Net change in long-term liabilities	**-3 675**	-6 813	**-3 420**
Net change in short-term liabilities	**425**	997	**749**
Dividend paid	**-748**	-657	**-671**
New equity	**0**	3 349	**3 327**
Net cash flow from financial activities	**-3 998**	-3 124	**-15**
Translation difference	**-207**	91	**44**
Total change in liquid assets	**-2 504**	903	**2 502**